May 6, 2009

U.S. Securities & Exchange Commission
Division of Corporation Finance
Mail Stop 3720
Washington, D.C. 20549

Re:	AirtimeDSL Preliminary Information Statement on Schedule 14C Filed April 23, 2009 File No. 000-52877

Dear Mr. Hodgdon:

We represent AirtimeDSL (“Airtime” or the “Company”).  We are in receipt of your letter dated May 5, 2009 regarding the above reference filing.  The following are our responses.

1.
We note your response to prior comment 3 from our letter dated April 30, 2009.  Please provide us with your analysis under the relevant proxy rules of the Securities Exchange Act of 1934 as to why a Schedule 14A or Schedule 14C was not required in connection with the exchange of the tangible assets of your company to your only executive officer and his wife in exchange for the cancellation of their shares of common stock.  In addition, please describe all transactions involving your common stock by Ed Heckerson and Marlena Niemann since the time of your definitive information statement filed January 28, 2009, in which you disclose that these two shareholders beneficially owned 16,020,000 shares of common stock as of January 13, 2009, as it is not clear how they these individuals were able to cancel 40,050,000 shares of your common stock prior to your merger transaction.

Answer: The cancellation of Ed Heckerson and Marlena Niemann shares occurred simultaneously with the closing of a reverse merger whereby the assets of TAG Industries, Inc. became the assets of AirtimeDSL.  The assets used as consideration for the cancellation of Mr. Heckerson and Ms. Niemann’s shares were nominal in nature and not material therefore a Schedule 14A or Schedule 14C was not required to be filed as part of the share cancellation.

As disclosed in the Company’s Form 8-K filing on March 25, 2009, the Company’s Board of Directors approved a 1.5 for 1 common stock dividend which was paid on April 3, 2009.  This dividend caused the increase in the share holdings of Mr. Heckerson and Ms. Niemann from 16,020,000 to 40,050,000.

the Company acknowledges that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By: Gary S. Eaton
       GARY S. EATON